UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OPTIONABLE, INC.
(Name of Issuer)

Common Stock
(Title of Securities)

684006109
(CUSIP Number)

Mr. Mark Nordlicht
152 W. 57th Street, Fourth Floor
New York, New York 10019
(212) 382-2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684006109
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Mark Nordlicht
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 4,595,075
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 4,595,075
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,595,075
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.5%
14. Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Common stock, $0.0001 par value, of Optionable, Inc. (the “Issuer”).  The Issuer’s address is 55 St. Marks Place, Suite 4, New York, New York 10003.

Item 2.	Identity and Background

(a)           This statement is filed by Mark Nordlicht (the “Reporting Person”).

(b)           The Reporting Person’s address is 152 West 57th Street, Fourth Floor, New York, New York 10019.

(c)           The Reporting Person is the Chief Investment Officer of Platinum Management (NY) LLC.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were purchased with his personal funds.

Item 4.	Purpose of Transaction

The Reporting Person purchased the securities to add to his already significant ownership of the Issuer’s common stock.  The Reporting Person understands that the Issuer has a valuable legal claim for damages against Bank of Montreal (“BMO”) and others.  The Reporting Person understands that initiating a legal action against BMO and others would involve significant legal costs and that the Issuer may not have the ability to fully support the claims without capital investment from its significant stockholders such as the Reporting Person.  The Reporting Person understands he has sufficient resources to finance a vigorous legal action by the Issuer against BMO and others but seeks to increase his ownership percentage of the Issuer to justify any such investment he may make.  The Reporting Person intends to purchase additional shares of the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

On May 16, 2011 the Reporting Person purchased, from the open market, a total of 500,000 shares of the Issuer’s common stock at a price of $0.015 per share for a total purchase price of $7,500.  As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 4,595,075 shares, or approximately 9.5%, of the Issuer’s common stock.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2011

/s/ Mark Nordlicht
Mark Nordlicht